                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                              OVERHILL FARMS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   690212 10 5
                                 (CUSIP Number)

                             ----------------------


             Arthur E. Levine                       Mitchell S. Cohen, Esq.
Levine Leichtman Capital Partners II, L.P.           Irell & Manella LLP
       335 N. Maple Drive, Suite 240         1800 Avenue of the Stars, Suite 900
          Beverly Hills, CA 90210               Los Angeles, California 90067
              (310) 275-5335                           (310) 277-1010

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                November 6, 2002
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5                                              Page 2 of 16

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Levine Leichtman Capital Partners II, L.P.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     State of California

                       7.   Sole Voting Power: -- 0 -- Shares
Number of
Shares                ----------------------------------------------------------
Beneficially           8.   Shared Voting Power: 3,221,265 Shares (See Item 5)
Owned by
Each Reporting        ----------------------------------------------------------
Person With            9.   Sole Dispositive Power: -- 0 -- Shares

                      ----------------------------------------------------------
                       10.  Shared Dispositive Power: 3,221,265 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,265 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5%, based on 9,400,828 shares of Common Stock outstanding as of September 19, 2002, as reported by the Issuer in Amendment No. 3 to Form 10 (General Form For Registration of Securities Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934) (the "Form 10 Amendment") filed by the Issuer with the Securities and Exchange Commission on October 8, 2002.

14.  Type of Reporting Person

     PN

CUSIP No. 690212 10 5                                              Page 3 of 16

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     LLCP California Equity Partners II, L.P.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     State of California

                       7.   Sole Voting Power: -- 0 -- Shares
Number of
Shares                ----------------------------------------------------------
Beneficially           8.   Shared Voting Power: 3,221,265 Shares (See Item 5)
Owned by
Each Reporting        ----------------------------------------------------------
Person With            9.   Sole Dispositive Power: -- 0 -- Shares

                      ----------------------------------------------------------
                       10.  Shared Dispositive Power: 3,221,265 Shares
                            (See Item 5)
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,265 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5%, based on 9,400,828 shares of Common Stock outstanding as of September 19, 2002, as reported by the Issuer in the Form 10 Amendment filed by the Issuer with the Securities and Exchange Commission on October 8, 2002.

14.  Type of Reporting Person

     PN

CUSIP No. 690212 10 5                                              Page 4 of 16

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Levine Leichtman Capital Partners, Inc.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (b)  [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     State of California

                       7.   Sole Voting Power: -- 0 -- Shares
Number of
Shares                ----------------------------------------------------------
Beneficially           8.   Shared Voting Power: 3,221,265 Shares (See Item 5)
Owned by
Each Reporting        ----------------------------------------------------------
Person With            9.   Sole Dispositive Power: -- 0 -- Shares

                      ----------------------------------------------------------
                       10.  Shared Dispositive Power: 3,221,265 Shares
                            (See Item 5)
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,265 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5%, based on 9,400,828 shares of Common Stock outstanding as of September 19, 2002, as reported by the Issuer in the Form 10 Amendment filed by the Issuer with the Securities and Exchange Commission on October 8, 2002.

14.  Type of Reporting Person

     CO

CUSIP No. 690212 10 5                                              Page 5 of 16

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Arthur E. Levine

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]
     (d)  [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     United States of America

                       7.   Sole Voting Power: -- 0 -- Shares
Number of
Shares                ----------------------------------------------------------
Beneficially           8.   Shared Voting Power: 3,221,265 Shares (See Item 5)
Owned by
Each Reporting        ----------------------------------------------------------
Person With            9.   Sole Dispositive Power: -- 0 -- Shares

                      ----------------------------------------------------------
                       10.  Shared Dispositive Power: 3,221,265 Shares
                            (See Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,265 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5%, based on 9,400,828 shares of Common Stock outstanding as of September 19, 2002, as reported by the Issuer in the Form 10 Amendment filed by the Issuer with the Securities and Exchange Commission on October 8, 2002.

14.  Type of Reporting Person

     IN

CUSIP No. 690212 10 5                                              Page 6 of 16

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Lauren B. Leichtman

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [_]

     (e)  [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     United States of America

                       7.   Sole Voting Power: -- 0 -- Shares
Number of
Shares                ----------------------------------------------------------
Beneficially           8.   Shared Voting Power: 3,221,265 Shares (See Item 5)
Owned by
Each Reporting        ----------------------------------------------------------
Person With            9.   Sole Dispositive Power: -- 0 -- Shares

                      ----------------------------------------------------------
                       10.  Shared Dispositive Power: 3,221,265 Shares
                            (See Item 5)
--------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,265 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5%, based on 9,400,828 shares of Common Stock outstanding as of September 19, 2002, as reported by the Issuer in the Form 10 Amendment filed by the Issuer with the Securities and Exchange Commission on October 8, 2002.

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D

Item 1. Security and Issuer.

     (a)  Name of Issuer:

          Overhill Farms, Inc., a Nevada corporation (the "Issuer").

     (b)  Address of Principal Executive Offices of the Issuer:

          2727 East Vernon Avenue, Vernon, California 90058.

     (c)  Title of class of Equity Securities:

          Common stock, par value $0.01 per share ("Common Stock"). Unless otherwise indicated herein, all share amounts included in this
          Schedule 13D give effect to the 12,010-for-1 stock split recently effectuated by the Issuer (the "Stock Split").

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly by Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons"), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto. The principal place of business of each Reporting Person is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210.

(a)  PARTNERSHIP:

     The Partnership is a limited partnership formed under the laws of the state of California. The principal business of the Partnership is to seek out opportunities to invest in the securities of middle market companies and to acquire, hold, manage and dispose of such securities in connection with growth financings, restructurings, recapitalizations, mergers, acquisitions and buyouts.

(b)  GENERAL PARTNER:

     The General Partner is the sole general partner of the Partnership. The principal business of the General Partner is to act as the general partner of the Partnership and to organize and manage the investments made by the Partnership.

(c)  CAPITAL CORP.:

     Capital Corp. is the sole general partner of the General Partner. The principal business of Capital Corp. is to act as the general partner of the General Partner and of LLCP California Equity Partners, L.P., a California limited partnership, the sole general partner of Levine Leichtman Capital Partners, L.P., a California limited partnership.

(d)  MR. LEVINE:

     Mr. Levine is a director, the President and a shareholder of Capital Corp. The present principal occupation or employment of Mr. Levine is to serve as a director and the President of Capital Corp. Mr. Levine is a citizen of the United States of America. Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of Capital Corp.

(e)  MS. LEICHTMAN:

     Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp.

     During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Persons may also be members of a "group" within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to a Securities Purchase Agreement dated as of November 24, 1999 (as amended, the "Original Securities Purchase Agreement"), among the Issuer, Overhill L.C. Ventures, a California corporation (the "Subsidiary"), TreeCon Resources, Inc. (formerly known as Overhill Corporation), a Nevada corporation ("TreeCon"), and the Partnership, the Partnership initially acquired for cash from the Issuer (i) a Secured Senior Subordinated Note Due 2004 dated November 24, 1999, in the original principal amount of $28,000,000 (as amended prior to the Effective Date (as defined below), the "Original Note"), and (ii) a Warrant (No. LL-1) to Purchase 166.04 Shares of Common Stock dated November 24, 1999 (the "Original Warrant"). The source of the funds used to acquire the Original Note and the Original Warrant was capital contributions made by the partners of the Partnership in response to capital calls in the aggregate amount of $28,000,000.

         Pursuant to a Consent and Third Amendment dated as of January 31, 2002, to the Original Securities Purchase Agreement, the Partnership also acquired
23.57 shares of Series A Convertible Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A

Preferred Shares"). The Series A Preferred Shares are currently convertible into 283,076 shares of Common Stock. The consideration paid for the Series A Preferred Shares was the Partnership's consent to certain actions taken (or to be taken) by the Issuer and agreement to amend further the Original Securities Purchase Agreement. In addition, pursuant to a Fifth Amendment dated as of September 11, 2002, to the Original Securities Purchase Agreement (the "Fifth Amendment"), the Partnership further acquired from the Issuer a Warrant (No. LL-2) to Purchase 57.57 Shares of Common Stock dated as of September 11, 2002 (the "September 2002 Warrant"), a copy of which is attached as Exhibit 99.2 hereto. The September 2002 Warrant is currently exercisable into 691,416 shares of Common Stock. The consideration paid for the September 2002 Warrant was the Partnership's consent to certain actions taken by the Issuer and agreement to amend further the Original Securities Purchase Agreement and certain other documents.

     In connection with the spin-off (the "Spin-Off") of the Issuer by TreeCon, its former parent, which was consummated as of October 29, 2002 (the "Effective Date"), the Issuer, the Subsidiary and the Partnership amended and restated, among other things, (i) the Original Securities Purchase Agreement pursuant to an Amended and Restated Securities Purchase Agreement dated as of October 29, 2002 (the "Restated Securities Purchase Agreement"), a copy of which is attached as Exhibit 99.3 hereto, (ii) the Original Note pursuant to an Amended and Restated Secured Senior Subordinated Note Due 2004 (the "Restated Note"), a copy of which is attached as Exhibit 99.4 hereto, and (iii) the Original November 1999 Warrant pursuant to an Amended and Restated Warrant to Purchase 1,994,141 Shares of Common Stock (the "Restated November 1999 Warrant" and, together with the September 2002 Warrant, the "Warrants"), a copy of which is attached as
Exhibit 99.5 hereto. The consideration paid to amend and restate the Original Securities Purchase Agreement, the Original Note and the November 1999 Warrant was the Partnership's consent to the Spin-Off as well as certain actions taken by the Issuer in connection therewith, as described in the Restated Securities Purchase Agreement.

     Further, as a result of certain amendments to the Original Securities Purchase Agreement, including the Fifth Amendment, the Issuer granted to the Partnership certain contractual anti-dilution protection whereby the Issuer agreed to issue additional shares of Common Stock to the Partnership if the shares of Common Stock beneficially owned by the Partnership immediately following the Spin-Off, determined on a fully diluted basis (including after giving effect to the 800,000 shares of Common Stock to be reserved for issuance under the Issuer's 2002 Employee Stock Option Plan), did not represent at least 24.0% of the Common Stock, determined on such fully diluted basis. The consideration paid for such anti-dilution protection was the Partnership's consent to certain actions taken by the Issuer and agreement to amend further the Original Securities Purchase Agreement and certain other documents. Pursuant to such anti-dilution protection provisions, on November 6, 2002, the Issuer delivered to the Partnership a certificate representing 252,632 additional shares of Common Stock.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of their equity securities in the Issuer described herein in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the

Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

     Pursuant to an Amended and Restated Investor Rights Agreement dated as of October 29, 2002 (the "Investor Rights Agreement"), among the Issuer, James Rudis and William E. Shatley (collectively, the "Principal Shareholders") and the Partnership, the Issuer and the Principal Shareholders granted to the Partnership certain investment monitoring and other rights, respectively. A copy of the Investor Rights Agreement is attached as Exhibit 99.6 hereto. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause an individual designated by the Partnership (an "LLCP Representative") to be nominated and elected or appointed as a member of the Board of Directors of the Issuer (the "Board"). In addition, each of the Principal Shareholders has agreed to vote (or cause to be voted) the shares of Common Stock owned by him in favor of electing or appointing the LLCP Representative to the Board. In addition, the Issuer has also granted to the Partnership observer rights to attend all meetings of the Board at any time no LLCP Representative is serving as a member of the Board.

     Except for the foregoing, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 3,221,265 shares of Common Stock, including 2,685,557 shares of Common Stock issuable upon exercise of the Warrants, 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares and 252,632 shares of Common Stock issued pursuant to certain contractual anti-dilution protection (see
     Item 3 above and Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of September 19, 2002, approximately 25.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 9,400,828 shares of Common Stock were issued and outstanding as of such date as reported in the Issuer's Form 10 Amendment).

     In addition, as of September 19, 2002, the Reporting Persons may be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of an additional 481,300 shares of Common Stock beneficially owned by the Principal Shareholders in the aggregate (excluding shares of Common Stock issuable upon exercise of options currently held by the Principal Shareholders which have not been exercised). The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Principal Shareholders and disclaim beneficial ownership of such shares.

(b) The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,265 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

     By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,265 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

     By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,265 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

     By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,265 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional 481,300 shares of Common Stock.

(c) Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)    Not applicable.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The Issuer, the Subsidiary and the Partnership entered into the Restated Securities Purchase Agreement in connection with the consummation of the Spin-Off. Under the Restated Securities Purchase Agreement, among other things,
(a) the parties thereto amended and restated the Original Securities Purchase Agreement, the Original Note and the Original Warrant and (b) at the request of the Company, the Partnership consented to the Spin-Off and certain related matters. In addition, the Issuer and/or the Subsidiary have agreed to perform and observe certain covenants (including financial covenants) and other agreements set forth in the Restated Securities Purchase Agreement and the investment documents relating thereto, all as more fully described in the Restated Securities Purchase Agreement.

       Under the Restated Securities Purchase Agreement, the Issuer issued to the Partnership the Restated Note and the Restated November 1999 Warrant. The Restated November 1999 Warrant may be exercised at any time prior to October 31, 2009, with respect to all or any portion of the total number of shares of Common Stock issuable upon exercise thereof. The exercise price of the shares of Common Stock issuable upon exercise of the November 1999 Warrant is currently $0.0000008 per share. The September 2002 Warrant may be exercised at any time prior to September 11, 2012, with respect to all or any portion of the total number of shares of Common Stock issuable upon exercise thereof. The exercise price of the shares of Common Stock issuable upon exercise of the September 2002 Warrant is currently $0.0000008 per share. Each Series A Preferred Share may be converted from time to time, at the option of the holder thereof, into shares of Common Stock at a current conversion price of $2.6494 per share. Each of the exercise prices and conversion prices described above are subject to anti-dilution and other adjustments.

       Pursuant to the Investor Rights Agreement, the Issuer and the Principal Shareholders granted certain investment monitoring and other rights to the Partnership, respectively. Among other rights, the Partnership may require the Issuer, upon the request of the Partnership, to cause the LLCP Representative to be elected or appointed as a member of the Board. In addition, each of the Principal Shareholders has agreed to vote (or cause to be voted) the shares of Common Stock owned by him in favor of electing or appointing the LLCP Representative to the Board. The Issuer has also granted to the Partnership observer rights to attend all meetings of the Board at any time no LLCP Representative is serving as a member of the Board.

       Under the Investor Rights Agreement, each of the Principal Shareholders has granted to the Partnership certain co-sale rights with respect to the shares of Common Stock owned by him, and the Issuer has granted to the Partnership rights of first refusal with respect to future issuances of equity securities of the Issuer and certain additional anti-dilution protection, all as more fully described in the Investor Rights Agreement.

       On the terms and subject to the conditions set forth in an Equity Repurchase Option Agreement dated as of September 11, 2002 (the "Option Agreement"), between the Issuer and the Partnership, the Issuer has the right to repurchase from the Partnership under certain circumstances, in whole but not in part, the Warrants (or the Common Stock issuable upon exercise thereof), the Series A Preferred Shares (or the Common Stock issuable upon conversion thereof) and the Common Stock issued pursuant to the contractual anti-dilution protection provisions discussed in Item 3 above, provided that the Issuer pays and performs all of its other obligations then owing to the Partnership prior to, or concurrently with, such repurchase. A copy of the Option Agreement is attached as Exhibit 99.7 hereto. If the Issuer exercises its repurchase option under the Option Agreement, the repurchase price for shares of Common Stock would be equal to (a) if the Common Stock is publicly traded, the greater of the current market price per share or an amount per share based on a predetermined formula, or (b) if the Common Stock is not publicly traded, an amount based on the predetermined formula, and the repurchase price for Series A Preferred Shares will be equal to the greater of (i) the number of shares of Common Stock issuable upon conversion of the Series A Preferred Shares, multiplied by the per share amount determined with respect to shares of Common Stock, and (ii) $540,000.

       Pursuant to an Amended and Restated Registration Rights Agreement dated as of October 29, 2002 (the "Registration Rights Agreement"), between the Issuer and the Partnership, the Partnership has been granted certain demand, "piggyback" and "Form S-3" registration rights with respect to the shares of Common Stock beneficially owned by it. A copy of the Registration Rights Agreement is attached as Exhibit 99.8 hereto.

       The foregoing descriptions of the Restated Securities Purchase Agreement, the Restated Note, the Restated November 1999 Warrant, the September 2002 Warrant, the Investor Rights Agreement, the Equity Repurchase Option Agreement and the Registration Rights Agreement are not, and do not purport to be, complete and are qualified in their entirety by reference to copies of the same filed as Exhibits 99.2 through 99.8 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7.  Material to be Filed as Exhibits.

Exhibit       Description
-------       -----------

99.1 Joint Reporting Agreement dated November 15, 2002, among Levine Leichtman Capital Partners II, L.P., a California limited partnership, LLCP California Equity Partners II, L.P., a California limited partnership, Levine Leichtman Capital Partners, Inc., a California corporation, Arthur E. Levine and Lauren B. Leichtman.

99.2 Warrant to Purchase 57.57 Shares of Common Stock dated September 11, 2002, issued by Overhill Farms, Inc. to Levine Leichtman Capital Partners II, L.P.

99.3 Amended and Restated Securities Purchase Agreement dated as of October 29, 2002, by and among Overhill Farms, Inc., the entities from time to time parties thereto as guarantors and Levine Leichtman Capital Partners II, L.P.

99.4 Amended and Restated Secured Senior Subordinated Note Due 2004 dated November 24, 1999, amended and restated as of October 29, 2002, issued by Overhill Farms, Inc. to Levine Leichtman Capital Partners II, L.P.

99.5 Amended and Restated Warrant to Purchase 1,994,141 Shares of Common Stock dated November 24, 1999, as amended and restated as of October 29, 2002, issued by Overhill Farms, Inc. to Levine Leichtman Capital Partners II, L.P.

99.6 Amended and Restated Investor Rights Agreement dated as of October 29, 2002, among the Issuer, James Rudis, William E. Shatley and Levine Leichtman Capital Partners II, L.P.

99.7 Equity Repurchase Option Agreement dated as of September 11, 2002, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.

99.8 Amended and Restated Registration Rights Agreement dated as of October 29, 2002, by and between the Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

November 15, 2002          LEVINE LEICHTMAN CAPITAL PARTNERS II,
                           L.P., a California limited partnership

                           By: LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner

                                   By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                        By:
                                            /s/ ARTHUR E. LEVINE
                                            ---------------------------------
                                                Arthur E. Levine
                                                President

                           LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a
                           California limited partnership

                           By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner

                                   By:
                                        /s/ ARTHUR E. LEVINE
                                        ---------------------------------
                                            Arthur E. Levine
                                            President

                           LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

                           By:
                                /s/ ARTHUR E. LEVINE
                                ------------------------------
                                    Arthur E. Levine
                                    President

                           /s/ ARTHUR E. LEVINE
                           -----------------------------------
                           ARTHUR E. LEVINE


                           /s/ LAUREN B. LEICHTMAN
                           --------------------------
                           LAUREN B. LEICHTMAN

                                  Exhibit INDEX

Exhibit        Description
-------        -----------

99.1 Joint Reporting Agreement dated November 15, 2002, among Levine Leichtman Capital Partners II, L.P., a California limited partnership, LLCP California Equity Partners II, L.P., a California limited partnership, Levine Leichtman Capital Partners, Inc., a California corporation, Arthur E. Levine and Lauren B. Leichtman.

99.2 Warrant to Purchase 57.57 Shares of Common Stock dated September 11, 2002, issued by Overhill Farms, Inc. to Levine Leichtman Capital Partners II, L.P.

99.3 Amended and Restated Securities Purchase Agreement dated as of October 29, 2002, by and among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Levine Leichtman Capital Partners II, L.P.

99.4 Amended and Restated Secured Senior Subordinated Note Due 2004 dated November 24, 1999, amended and restated as of October 29, 2002, issued by Overhill Farms, Inc. to Levine Leichtman Capital Partners II, L.P.

99.5 Amended and Restated Warrant to Purchase 1,994,141 Shares of Common Stock dated November 24, 1999, as amended and restated as of October 29, 2002, issued by Overhill Farms, Inc. to Levine Leichtman Capital Partners II, L.P.

99.6 Amended and Restated Investor Rights Agreement dated as of October 29, 2002, among the Issuer, James Rudis, William E. Shatley and Levine Leichtman Capital Partners II, L.P.

99.7 Equity Repurchase Option Agreement dated as of September 11, 2002, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.

99.8 Amended and Restated Registration Rights Agreement dated as of October 29, 2002, by and between the Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.